

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

Harry Lee Waterfield
Chairman, President and Chief Executive Officer
Investors Heritage Capital Corporation
200 Capital Avenue
Frankfort, Kentucky 40601

      Re: Investors Heritage Capital Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed November 22, 2017
          File No. 000-01999

Dear Mr. Waterfield:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance

cc: Brian Breheny